Filed Pursuant to Rule 433
Registration No. 333-253385
February 24, 2023
FREE WRITING PROSPECTUS
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Equity Index Underlying Supplement dated February 23, 2021)



HSBC USA Inc.

Market Participation Notes with Call Feature

Linked to the S&P 500® Index (the "Reference Asset")

► Callable at the principal amount plus the Call Premium of 9.50% on September 11, 2024 if the Official Closing Level of the Reference Asset is at or above the Call Threshold

► If the Notes are not called, at maturity:

  • 1.00x uncapped exposure if the Reference Return is positive;

  • Contingent repayment of principal if the Reference Return is zero or negative

► Approximate 3 year maturity

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

Market Participation Notes with Call Feature (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this document relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $920.00 and $970.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.525% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this document.

The Notes:		
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	Approximate 3 year maturity
Reference Asset	The S&P 500® Index (Ticker: SPX)
Call Feature	The Notes will be automatically called if the Official Closing Level of the Reference Asset is at or above the Call Threshold on September 11, 2024. In that case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the Call Premium.
Call Threshold	100.00% of the Initial Value
Call Premium	9.50%
Upside Participation Rate	100.00% (1.00x) exposure to any positive Reference Return of the Reference Asset
Maximum Cap	None.
Reference Return	$\dfrac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$
Payment at Maturity per Note	Unless the Notes are called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ■ **If the Reference Return is greater than zero:** $1,000 + ($1,000 × Reference Return × Upside Participation Rate). ■ **If the Reference Return is less than or equal to zero:** $1,000 (a zero return)
Initial Value	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Value	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Pricing Date	March 13, 2023
Trade Date	March 13, 2023
Original Issue Date	March 16, 2023
Final Valuation Date[2]	March 11, 2026
Maturity Date[2]	March 16, 2026
CUSIP/ISIN	40441XS92/US40441XS929

The Notes

These Market Participation Notes with Call Feature may be suitable for investors who believe that the Reference Asset will increase over the term of the Notes.

If the Official Closing Level of the Reference Asset is at or above the Call Threshold on the Call Observation Date, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the Call Premium on the Call Payment Date.

If the Notes are not called, and if at maturity:

(i)   the Reference Return is positive, you will realize a return equal to 100.00% (1.00x) of the appreciation of the Reference Asset; or

(ii)   the Reference Return is less than or equal to zero you will receive a Payment at Maturity equal to 100% of the Principal Amount



[1]As more fully described on page FWP-4.
[2]Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

Payoff Example

The table at right assumes the Notes have not been called and the hypothetical payout profile of an investment in the Notes reflecting the Upside Participation Rate of 100.00% (1.00x).

If the Official Closing Level of the Reference Asset is at or above the Call Threshold on the Call Observation Date, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the Call Premium of 9.50%.

Reference Return	Participation in Reference Return	Return on the Notes
20.00%	1.00x upside exposure	20.00%
-40.00%	Return of Principal	0.00%

Information about the Reference Asset

The S&P 500® Index ("SPX") is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. econ The S&P 500® Index ("SPX") is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy.



The graphs above illustrate the daily performance of the Reference Asset from February 23, 2013 through February 23, 2023. The closing values in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset, please see "Description of the Reference Asset" beginning on page FWP-15 of this document. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Market Participation Notes with Call Feature

Linked to the S&P 500® Index

This document relates to a single offering of Market Participation Notes with Call Feature. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Equity Index Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index (Ticker: SPX)
Trade Date:	March 13, 2023
Pricing Date:	March 13, 2023
Original Issue Date:	March 16, 2023
Final Valuation Date:	March 11, 2026, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be March 16, 2026. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

Call Observation Date, Call Payment Date, Call Premium and Call Threshold:

Call Observation Date	Call Payment Date	Call Premium	Call Threshold
September 11, 2024	September 16, 2024	9.50%	100.00%

The Call Observation Date and Call Payment Date are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

Upside Participation Rate:	100.00% (1.00x)
Maximum Cap:	None
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Final Settlement Value:	Unless the Notes are called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:

■ *If the Reference Return is greater than or equal to zero*:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

100.00%

■ *If the Reference Return is less than or equal to zero*:

$1,000 per $1,000 Principal Amount (zero return).

Initial Value:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Value:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.

| CUSIP/ISIN: | 40441XS92/US40441XS929 |

| Estimated Initial Value: | The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and the Equity Index Underlying Supplement dated February 23, 2021. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Level of the Reference Asset is at or above the Call Threshold on the Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the Call Premium on the Call Payment Date.

Call Premium

If the Notes are called on the Call Observation Date, we will pay the Call Premium on the Call Payment Date, which will be 9.50% (or 95.00 for each $1,000 Principal Amount). For information regarding the record dates applicable to the Call Premium payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement.

Payment at Maturity

Unless the Notes are called, on the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

100.00%

If the Reference Return is less than or equal to zero, you will receive:

$1,000 per $1,000 Principal Amount (zero return).

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

The reference sponsor of the SPX is S&P Dow Jones Indices LLC, a division of S&P Global.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

► You seek (i) a Call Premium based on the performance of the Reference Asset, that will be payable if the Official Closing Level of the Reference Asset is greater than or equal to the Call Threshold on the Call Observation Date; and /or (ii) an investment with a return linked to the potential positive performance of the Reference Asset,

► You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

► You are willing to forgo dividends or other distributions paid to holders of the stocks included in the Reference Asset.

► You do not seek current income from your investment.

► You do not seek an investment for which there is an active secondary market.

► You are willing to hold the Notes to maturity.

► You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

► You believe the Reference Return will be (i) less than the Call Threshold on the Call Observation Date; and/or (ii) that the Reference Return will not be sufficiently positive to provide you with your desired return.

► You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

► You prefer to receive the dividends or other distributions paid to holders of the stocks included in the Reference Asset.

► You seek current income from your investment.

► You seek an investment for which there will be an active secondary market.

► You are unable or unwilling to hold the Notes to maturity.

► You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying, prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

► "— Risks Relating to All Note Issuances" in the prospectus supplement; and

► "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

You may not receive the Call Premium.

The Notes may not be called, and in such a case you will not receive the Call Premium.

The amount payable on the Notes is not linked to the values of the Reference Asset at any time other than the Call Observation Date and the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Level of the Reference Asset on the Call Observation Date and, if the Notes are not called, the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Reference Asset is greater than or equal to the Call Threshold during the term of the Notes other than on the Call Observation Date but then decreases on the Call Observation Date to a value that is less than the Call Threshold, the Call Premium will not be payable for the relevant Call Payment Date. Similarly, if the Notes are not called, even if the value of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that reflects a Reference Return that is less than or equal to zero, the Payment at Maturity may be less than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease. Although the actual value of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than their respective values on the Call Observation Date or the Final Valuation Date, the Call Premium will be based solely on the Official Closing Level of the Reference Asset on the Call Observation Date, and the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Risks Relating to the Reference Asset

Changes that affect the Reference Asset may affect the value of the Reference Asset and the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the stocks included in the Reference Asset, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the value of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Reference Asset and the value of and the return on the Notes.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations

as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the stocks included in the Reference Asset.

As a holder of the Notes, you will not have any ownership interest in the stocks included in the Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in the Reference Asset.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to the Initial Value. We cannot predict the Final Value of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Value used in the table and examples below is not expected to be the actual Initial Value of the Reference Asset. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity if the Notes are not called on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Value: 1,000.00

▶ Call Threshold: 100.00%

▶ Call Premium: 9.50%

▶ Maximum Cap: None

▶ Upside Participation Rate: 100.00%

The hypothetical Initial Value of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of the Reference Asset. The actual Initial Value of the Reference Asset will be determined on the Pricing Date.

Hypothetical Final Value	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
2,000.00	100.00%	$2,000.00	100.00%
1,800.00	80.00%	$1,800.00	80.00%
1,600.00	60.00%	$1,600.00	60.00%
1,400.00	40.00%	$1,400.00	40.00%
1,300.00	30.00%	$1,300.00	30.00%
1,200.00	20.00%	$1,200.00	20.00%
1,150.00	15.00%	$1,150.00	15.00%
1,100.00	10.00%	$1,100.00	10.00%
1,050.00	5.00%	$1,050.00	5.00%
1,020.00	2.00%	$1,020.00	2.00%
1,010.00	1.00%	$1,010.00	1.00%
1,000.00	**0.00%**	**$1,000.00**	**0.00%**
990.00	-1.00%	$1,000.00	0.00%
980.00	-2.00%	$1,000.00	0.00%
950.00	-5.00%	$1,000.00	0.00%
850.00	-15.00%	$1,000.00	0.00%
800.00	-20.00%	$1,000.00	0.00%
700.00	-30.00%	$1,000.00	0.00%
600.00	-40.00%	$1,000.00	0.00%
500.00	-50.00%	$1,000.00	0.00%
400.00	-60.00%	$1,000.00	0.00%
50.00	-95.00%	$1,000.00	0.00%
0.00	-100.00%	$1,000.00	0.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Official Closing Level of the Reference Asset on the Call Observation Date is greater than or equal to the Call Threshold.

	Initial Value		**Official Closing Level**
	1,000.00		1,200.00 (120.00% of Initial Value)

Payment Upon a Call:	**$1,095.00**

Because the Official Closing Level of the Reference Asset on the Call Observation Date is at or above the Call Threshold, the Notes will be called and you will receive $1,095.00 per Note, reflecting the Principal Amount plus the Call Premium, resulting in a 9.50% return on the Notes. No extra payment will be made on account of the Reference Asset closing above the Initial Value.

Example 2: The Notes are not called and the value of the Reference Asset increases from the Initial Value of 1,000.00 to a Final Value of 1,050.00.

	Initial Value		**Final Value**
	1,000.00		1,105.00 (105.00% of Initial Value)

Reference Return:	5.00%
Final Settlement Value:	**$1,050.00**

Because the Reference Return is positive, the Final Settlement Value would be $1,050.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 100.00%)

= $1,050.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate of 100.00% when the Reference Return is positive.

Example 3: The Notes are not called and the value of the Reference Asset decreases from the Initial Value of 1,000.00 to a Final Value of 600.00.

	Initial Value		Final Value
	1,000.00		600.00 (60.00% of Initial Value)

Reference Return:	-40.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than or equal to zero, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

DESCRIPTION OF THE REFERENCE ASSET

Description of the SPX

The S&P 500® Index ("SPX") is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. econ The S&P 500® Index ("SPX") is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy..

For more information about the SPX, see "S&P 500® Index" beginning on page S-55 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing values from February 23, 2013 through February 23, 2023. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of the Reference Asset, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.525% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Mayer Brown LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes," we have determined that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be [•]% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the comparable yield, we have determined that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $[•] at maturity (the "Projected Payment").

Based upon the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2023	$[•]
2024	$[•]
2025	$[•]
2026	$[•]

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 9th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule provided herein is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Upon a sale, exchange, or retirement of a Note prior to maturity, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder's tax basis in the Note. A U.S. holder generally will treat any gain as ordinary interest income, and any loss as ordinary loss up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Payment at Maturity exceeds the Projected Payment, a U.S. holder must include such

excess as interest income, or (ii) if the Projected Payment exceeds the actual Payment at Maturity, a U.S. holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

General	FWP-6
Payment on the Notes	FWP-7
Investor Suitability	FWP-8
Risk Factors	FWP-9
Illustrative Examples	FWP-12
Description of the Reference Asset	FWP-15
Events of Default and Acceleration	FWP-15
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-15
U.S. Federal Income Tax Considerations	FWP-16

Equity Index Underlying Supplement

Disclaimer	ii
Risk Factors	S-1
The DAX® Index	S-8
The Dow Jones Industrial Average®	S-10
The EURO STOXX 50® Index	S-12
The EURO STOXX® Banks Index	S-14
The FTSE® 100 Index	S-16
The Hang Seng® Index	S-17
The Hang Seng China Enterprises Index	S-19
The KOSPI 200 Index	S-22
The MSCI Indices	S-24
The NASDAQ 100 Index®	S-31
The Nikkei Stock Average	S-34
The NYSE® FANG+™ Index	S-36
The PHLX Housing Sector Index	S-41
The Russell 2000® Index	S-45
The S&P 100® Index	S-48
The S&P 500® Index	S-55
The S&P 500® Low Volatility Index	S-62
The S&P BRIC 40 Index	S-65
The S&P MidCap 400® Index	S-68
The S&P/ASX 200 Index	S-75
The S&P 500® ESG Index	S-78
The TOPIX® Index	S-82
The Swiss Market Index	S-84
Additional Terms of the Notes	S-86

Prospectus Supplement

Risk Factors	S-1
Pricing Supplement	S-12
Description of Notes	S-14
Use of Proceeds and Hedging	S-55
Certain ERISA and Related Considerations	S-56
U.S. Federal Income Tax Considerations	S-58
Supplemental Plan of Distribution (Conflicts of Interest)	S-83

Prospectus

About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	7
Use of Proceeds	8
Description of Debt Securities	9
Description of Preferred Stock	20
Description of Warrants	25
Description of Purchase Contracts	30
Description of Units	33
Book-Entry Procedures	35
Limitations on Issuances in Bearer Form	39
U.S. Federal Income Tax Considerations Relating to Debt Securities	40
Certain European Union Tax Considerations	48
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA and Related Matters	55
Legal Opinions	57
Experts	58

HSBC USA Inc.

$

Market Participation Notes with Call Feature Linked to the S&P 500® Index

February 24, 2023

Free Writing Prospectus